

November 29, 2006

By U.S. mail and facsimile to (920) 748-4334

Bruce P. Rounds
Vice President, Chief Financial Officer
Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry
Holdings LLC
P.O. Box 990
Ripon, WI 54971-0990

> **RE: Alliance Laundry Systems LLC, Alliance Laundry Corporation and**
> **Alliance Laundry Holdings LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 9, 2006**
>
> **File Nos. 333-56857; 333-56857-01; 333-56857-02**

Dear Mr. Rounds:

      We have reviewed your response letter dated November 16, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

Note 5 – Equipment Financing and Sales of Notes Receivable, page 78

1. We have read your response to prior comment 3 in our letter dated November 3, 2006. Notwithstanding the fact that SFAS 140 is not specific as to which line item within a statement of operations such activity should be classified, it remains unclear to us that revenue classification is appropriate. In this regard, it does not appear appropriate to classify the gain on sale of notes receivable as well as the servicing fees and interest income on beneficial interests retained as revenues because the transfer of the notes receivable is unrelated to the transaction originally generating the receivable.   In future filings please reclassify these gains and fees to a separate line item within your operating income and separately discuss such amounts in Management's Discussion and Analysis.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant